April 17, 2008

Mail Stop 6010

Ronald Jankov
President and Chief Executive Officer
NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, California 94043

      Re: **NetLogic Microsystems, Inc.**
                  Form 10-K for the fiscal year ended December 31, 2007
                  Filed March 14, 2008
                  File No. 0-50838

Dear Mr. Jankov:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Customers, page 11

1.   We understand from your disclosure in the last paragraph on page 10 that during the second half of 2007 Wintec Industries became the primary purchaser of your products on a consignment basis for resale to Cisco and Cisco's contract manufacturers and that sales through Wintec accounted for approximately 17% of your total revenue in 2007. We also see from your disclosure at the top of page 11 that Cisco in 2007, including its contract manufacturers, accounted for approximately 50% of your total revenues. In your future filings, as applicable, please expand your disclosure to clarify whether the percentage of revenues that

you attribute to Cisco and Cisco's contract manufacturers also includes the revenues that you attribute to Wintec.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

2.   In your future filings, as applicable, please expand your "Overview" section to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3635 if you have any questions.

Sincerely,

Tim Buchmiller
Senior Attorney